Exhibit 99.2

May 21, 2024

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF
METALS ACQUISITION LIMITED’S PUBLIC WARRANTS (CUSIP G60409102) AND
PRIVATE PLACEMENT WARRANTS

Reference is made to that certain Notice of Redemption (as defined below) under which Metals Acquisition Limited (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.

Background

On May 6, 2024, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that, at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”), the Company will redeem all of the Company’s then remaining outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, at 5:00 p.m. New York City time on the Redemption Date, the Company will redeem all of its then remaining outstanding private placement warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued by the Company in (i) a private placement transaction in connection with the business combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (ii) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants. Continental Stock Transfer & Trust Company acts as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement based on the volume weighted average price of the Ordinary Shares for the ten trading days immediately following the date on which the Notice of Redemption was sent to registered holders of the Warrants.

The Redemption Fair Market Value is $13.33.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to (i) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share or (ii) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

In particular, should a holder elect to exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise, such holder would receive a number of Ordinary Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement.

Based on the Redemption Fair Market Value and the number of months to the expiration of the Warrants, the number of Ordinary Shares to be issued for each Warrant that is exercised pursuant to a Make-Whole Exercise is 0.3063 Ordinary Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise their Warrants, see the Notice of Redemption. A copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company on May 6, 2024 and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Ordinary Shares and the Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “MTAL” and “MTAL.WS,” respectively. We understand from the NYSE that June 4, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained herein. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

Questions Regarding Redemption

Any holder of Warrants that received a Notice of Redemption should consult with its financial adviser, tax adviser and/or legal adviser to the extent it has any questions relating to its specific circumstances.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson LLC, at:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Shareholders, Banks and Brokers
U.S. toll free call center: 866-920-8291

Holders outside the U.S.: 781-262-8912

Australian call center: 1300 265 182 and 03 9415 4055

Sincerely,

Metals Acquisition Limited

By:	/s/ Michael James McMullen
Name: Michael James McMullen Title: Chief Executive Officer

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